EXHIBIT 99.1

Southern Michigan Bancorp, Inc.
P R O X Y	51 West Pearl Street
Coldwater, Michigan 49036

Special Meeting of Shareholders-November __, 2004

                  The undersigned shareholder appoints Jaylen T. Johnson and Danice L. Chartrand, or either of them, each with the power to appoint his or her substitute, attorneys and proxies to represent the shareholder and to vote and act with respect to all shares that the shareholder would be entitled to vote at the special meeting of shareholders of Southern Michigan Bancorp, Inc., to be held on November __, 2004, and at any adjournment of that meeting, on all matters that come before the meeting.
1.	Proposal to approve the Agreement and Plan of Merger:

☐ FOR ☐ Against ☐ Abstain

Your Board of Directors recommends that you vote FOR the proposal.

2.	Proposal to adopt an amendment to the Articles of Incorporation to add new Article XIV (contingent on shareholder approval of the Agreement and Plan of Merger):

☐ FOR ☐ Against ☐ Abstain

Your Board of Directors recommends that you vote FOR the proposal.

                  This proxy is solicited by the Board of Directors. If this proxy is properly signed and delivered, the shares represented by this proxy will be voted as specified. If no specification is made, the shares will be voted for each proposal. If the shareholders do not approve the Agreement and Plan of Merger, no vote will be taken on the proposed amendment to the Articles of Incorporation. The shares represented by this proxy will be voted in the discretion of the proxies on any other matter that may come before the meeting or any adjournment of the meeting, including any proposal to adjourn the meeting.

Dated: ______________, 2004	Please sign exactly as your name appears on this proxy. If signing for estates, trusts or corporations, title or capacity should be stated. If shares are held jointly, each holder should sign.

X
Signature

X
Signature if held jointly

IMPORTANT Please sign, date and return this proxy